Richard L. Leza, Jr.
2090 Liliano Drive
Sierra Madre, CA 91024

May 19, 2008

Via Facsimile

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549
Attn: Maryse Mills-Apenteng, Esq.

Re:	Rackable Systems, Inc.
Definitive additional soliciting materials
Filed May 12, 2008
File No. 0-51333

Ladies and Gentlemen:

On behalf of myself, Richard L. Leza, Jr. (the “Registrant”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in its letter dated May 16, 2008 (the “Letter”) relating to the above-captioned filing of the Registrant. The numbers of my responses correspond to the numbers of the comments in the Letter. Please note that a hard copy of this letter, including the annotated Preliminary Proxy Statement and all of the attachments thereto, have been sent to you via overnight delivery.

General

             Comment

1.           Several statements in your letter to shareholders concerning Rackable’s solicitations implicate Note (b) to Rule 14a-9. Please avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide the staff with a reasonable factual foundation for such statements, or refrain from making such statements in the future. We not the following examples of statements appearing in your letter to shareholders that you should avoid in future communications without reasonable factual support:
•           “Don’t be fooled by this board and management team!”
•           “We leave it up to shareholders to decide for themselves whether this Board and Management team are being truthful and straightforward....”
•           “Again, we ask shareholders whether they believe this is an honest and credible Board.”
•           “We believe shareholders are being legally misled . . . .”
•           “We wonder if [General Hagee and Mr. King] even understand all of these issues . . . .”

             Response

             As requested, I will refrain from making such statements in the future.

Richard L. Leza, Jr.

             Comment

2.           Refer to the statement in your letter that reads: “What else can we find that, in our opinion, shows a compensation structure materially different then [sic] the one we believe the Board and Management Team are trying to have shareholders believe exists?” It does not appear that you can provide reasonable factual support for this assertion about the state of mind of the Board members and Management Team. Please advise or avoid this type of statement in future soliciting materials. Note that including the phrase “in our opinion” does not sufficiently address our concerns.

             Response

             As requested, I will avoid this type of statement in future soliciting materials.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact me at: (626) 235-1100.

Thanking you in advance,

/s/ Richard L. Leza, Jr.

Richard L. Leza, Jr.

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